Exhibit 12.1

Nasdaq, Inc.

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividends

(Dollars in Millions)

Unaudited

	Nine Months Ended September 30,		Year Ended December 31,
	2015		2014	2013		2012		2011	2010
Pre-tax income from continuing operations(1)	$411	(3)	$596	$600	(4)	$548	(4)	$571	$522
Add: fixed charges	90		134	126		111		135	117

Pre-tax income before fixed charges	501		730	726		659		706	639
Fixed charges:
Interest expense(2)	90		134	126		111		135	117

Total fixed charges	90		134	126		111		135	117
Preferred stock dividend requirements	—		—	—		—		—	—

Total combined fixed charges and preferred stock dividends	$90		$134	$126		$111		$135	$117

Ratio of earnings to fixed charges	5.57		5.45	5.76		5.94		5.23	5.46
Ratio of earnings to fixed charges and preferred stock dividends	5.57		5.45	5.76		5.94		5.23	5.46

(1)	Pre-tax income from continuing operations is before equity in earnings of 50%-or-less-owned companies and adjustment for noncontrolling interests.
(2)	Consists of interest expense on all debt obligations (including amortization of deferred financing costs and accretion of debt discount) and the portion of operating lease rental expense that is representative of the interest factor.
(3)	Includes costs of $160 million for the nine months ended September 30, 2015 associated with Nasdaq’s 2015 restructuring program.
(4)	Includes costs of $9 million in 2013 and $44 million in 2012 associated with Nasdaq’s 2012 restructuring program that was announced in 2012.